Exhibit 99.1

Richard Brudnick to Join InflaRx Board of Directors

Jena, Germany, February 14, 2019 – InflaRx N.V. (Nasdaq: IFRX), an innovative biopharmaceutical company developing anti-inflammatory therapeutics by targeting the complement system, announced that Mr. Richard Brudnick has been appointed, as interim Non-Executive Director to the Board of Directors of InflaRx N.V. Mr. Brudnick has substantial experience in the biotechnology and healthcare industry and is currently serving as Chief Business Officer and Head of Strategy for Codiak BioSciences. He brings extensive commercial and business development expertise to InflaRx as the Company’s pipeline progresses towards commercialization. The confirmed appointment of Mr. Brudnick as a Non-Executive Director of the Board is subject to the approval at the Annual General Meeting of Shareholders in May 2019. Prior to such time, Mr. Brudnick will attend board meetings as a non-voting observer.

“Our team is delighted to have Mr. Richard Brudnick join our Board of Directors,” said Prof. Niels Riedemann, MD, PhD, Chief Executive Officer and founder of InflaRx. “Mr. Brudnick brings with him a unique business experience as InflaRx is defining its go-to-market strategy. His in-depth knowledge of the industry and his exceptional network will be invaluable assets to InflaRx going forward.”

“I am excited to join the InflaRx Board of Directors to participate in accelerating the Company´s continued growth,” stated Mr. Brudnick. “I am impressed with the Company’s achievements to date, and its increasing visibility in the market. I look forward to contributing to the Company’s success as its pipeline expands across multiple indications.”

Richard Brudnick currently serves as Chief Business Officer and Head of Strategy for Codiak BioSciences, a leader in the field of exosome therapeutics. Prior to joining Codiak, Mr. Brudnick was Executive Vice President of Business Development and Alliance Management at Bioverativ, Inc., a company he helped found in 2016. Prior to Bioverativ’s acquisition by Sanofi in March 2018, Mr. Brudnick led business development efforts to build a significant pipeline in rare blood disorders, including an acquisition, a multi-product collaboration and additional scientific collaborations and licenses. Mr. Brudnick joined Bioverativ at its spin-off from Biogen where, over the course of nearly 15 years, he initiated, led and completed transactions that now include several of the company’s marketed products and late-stage pipeline, including Tecfidera, Spinraza and its biosimilars joint venture with Samsung. Mr. Brudnick also was CEO of a regional pharmaceutical distribution business, which he sold to a strategic buyer; co-founded two companies; and was a strategy consultant at Bain & Company.

About InflaRx N.V.:

InflaRx (Nasdaq:IFRX) is a clinical-stage biopharmaceutical company focused on applying its proprietary anti-C5a technology to discover and develop first-in-class, potent and specific inhibitors of C5a. Complement C5a is a powerful inflammatory mediator involved in the progression of a wide variety of autoimmune and other inflammatory diseases. InflaRx was founded in 2007 and the group has offices and subsidiaries in Jena and Munich, Germany as well as Ann Arbor, MI and New York, NY, USA. For further information please visit www.inflarx.com.

Contacts:

Investor Relations

InflaRx N.V.

Jordan Silverstein

Head of Corporate Development and Strategy

Jordan.silverstein[at]inflarx.de

+1-917-837-1709

Media Relations

MC Services AG

Katja Arnold, Laurie Doyle, Andreas Jungfer

inflarx[at]mc-services.eu

+49-89-210 2280

FORWARD LOOKING STATEMENTS

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “estimate,” “believe,” “estimate,” “predict,” “potential” or “continue” and similar expressions. Forward-looking statements appear in a number of places throughout this release and may include statements regarding our intentions, beliefs, projections, outlook, analyses and current expectations concerning, among other things, our ongoing and planned preclinical development and clinical trials, the timing of and our ability to make regulatory filings and obtain and maintain regulatory approvals for our product candidates, our intellectual property position, our ability to develop commercial functions, expectations regarding clinical trial data, our results of operations, cash needs, financial condition, liquidity, prospects, future transactions, growth and strategies, the industry in which we operate, the trends that may affect the industry or us and the risks uncertainties and other factors described under the heading “Risk Factors” in InflaRx’ periodic filings with the Securities and Exchange Commission. These statements speak only as of the date of this press release and involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future, except as required by law.